Exhibit 99.1

OneConnect Announces Second Quarter and First Half 2023 Unaudited Financial Results

Gross Margin Remained Stable and Net Margin to Shareholders Improved by 13.2ppt YoY for Second Quarter 2023

SHENZHEN, China — (PR NEWSWIRE) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a-service provider for financial services industry in China, today announced its unaudited financial results for the second quarter and half year ended June 30, 2023.

Second Quarter 2023 Financial Highlights

•	Revenue was RMB973 million as compared to RMB1,134 million for the same period of the prior year.

•	Gross margin remained stable at 36.2%, the same for the same period of the prior year; non-IFRS gross margin decreased slightly to 39.3% as compared to 40.0% for the same period of the prior year.

•	Operating loss narrowed 71.7% to RMB79 million, as compared to RMB278 million for the same period of the prior year. Operating margin narrowed to 8.1% from 24.5% for the same period of the prior year.

•	Net loss attributable to shareholders narrowed by 66.7% to RMB82 million, as compared to RMB245 million for the same period of the prior year. Net margin to shareholders improved by 13.2 percentage points to -8.4% as compared to -21.6% for the same period of the prior year.

•	Net loss per ADS, basic and diluted, was RMB-2.25 as compared to RMB-6.70 for the same period of the prior year.

In RMB’000, except percentages and per	Three Months Ended June 30			Six Months Ended June 30
ADS amounts	2023	2022	YoY	2023	2022	YoY
Revenue
Revenue from Ping An Group	580,795	682,600	-14.9%	1,117,649	1,231,282	-9.2%
Revenue from Lufax	73,142	107,363	-31.9%	144,499	236,463	-38.9%
Revenue from third-party customers[1]	319,463	343,802	-7.1%	637,198	684,958	-7.0%
Total	973,400	1,133,765	-14.1%	1,899,346	2,152,703	-11.8%
Gross profit	352,824	410,252		696,233	759,283
Gross margin	36.2%	36.2%		36.7%	35.3%
Non-IFRS gross margin	39.3%	40.0%		39.8%	39.4%
Operating loss	(78,528)	(277,618)		(192,939)	(632,513)
Operating margin	-8.1%	-24.5%		-10.2%	-29.4%
Net loss to shareholders	(81,592)	(244,789)		(190,465)	(562,374)
Net margin to shareholders	-8.4%	-21.6%		-10.0%	-26.1%
Net loss per ADS[2], basic and diluted	(2.25)	(6.70)		(5.24)	(15.29)

Chairman, CEO and CFO Comments

“I am delighted to announce that we delivered a strong second quarter, showcasing resilience in our operational outcomes.” said Mr. Shen Chongfeng, Chairman of the Board and Chief Executive Officer. “We continued to implement our second stage strategy of deepening customer engagement to focus on serving premium-plus customers and product integration in the second quarter of 2023. The era of digitization for financial institutions has come. In February 2023, China has rolled out a plan for the overall layout of the country's digital development. According to a forecast by the China Academy of Information and Communications Technology, financial institutions are increasingly embracing digital transformation in their strategic plans and ramping up investment. China's digital economy is expected to surpass RMB60 trillion (USD8.84 trillion) by 2025. Although we still experienced pressure on revenue in the first half of 2023 due to the lagging effect of businesses’ recovery, we believe the macro-economic indicators are showing positive signals, making us cautiously optimistic about our business outlook. We are closely monitoring the macro-economic conditions and we will keep focus on our strategy execution to capture new opportunities by leveraging our strengths.

1 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

2 Each ADS represents thirty ordinary shares. In December 2022, the Company effected an ADS ratio change to adjust its ordinary share to ADS ratio from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing thirty (30) ordinary shares, or the Ratio Change. Except otherwise stated, the Ratio Change has been retrospectively applied for all periods presented in this press release.

Mr. Shen Chongfeng further commented, “As we continue to execute our second stage strategy, we are reaping benefits by broadening collaboration with financial institutions through products upgrade. In the first half of 2023, we further optimized our products in algorithm model, architecture structure to maintain competitive advantage in the market. We had further breakthrough in self-controlled technology, where we received 4 accreditations. For example, our digital lending comprehensive financial inclusion solution was awarded “2022 China Best Supplier of Financial Technology” in the 3rd Yangtze River Delta Fintech Innovation & Application Global Competition. Meanwhile, we continued to deepen our cooperation with several large banks through multiple-phases projects. As we move into the third quarter, we will continue our efforts in improving delivery efficiency and products capability to address customers’ evolving needs. Our overseas business continued its growth momentum in the first half of 2023, with virtual bank in Hong Kong recording 45.2% year-over-year revenue increase. In May 2023, we further deepened our cooperation with SB Finance, helping SB Finance to enhance product delivery efficiency, and reduce operational costs and downtime. This collaboration marks a significant milestone in establishing a long-term and close strategic partnership between us and SB Finance. In the first half of 2023, we continued to deepen our strategic collaboration with Old Mutual through universal agent solution. This solution helps agents of Old Mutual in South Africa market improve service efficiency and conversion rate of potential customers, which contributed to their success in the market. We will continue capture the growing overseas demand for digital transformation and seize the opportunities that arise.”

Mr. Luo Yongtao, Chief Financial Officer, commented, “As we continued our product integration and deepening engagement with premium-plus customers, our gross margin witnessed a steady improvement in the first half of 2023. Gross margin increased year-over-year from 35.3% to 36.7%, and non-IFRS gross margin increased year-over-year from 39.4% to 39.8% in the first half of 2023. Our net margin to shareholders improved by 16.1 percentage points year-over-year from -26.1% to -10.0%. In 2023, we will continue our focus on improving net margin to shareholders for long-term sustainable growth. Our first half results reflect the effects of our disciplined execution of cost control, and improved operational efficiency, marking another milestone in the path to profitability. As we move into the third quarter, third-party revenue and cost structure optimization remain to be our priority. Our consistent management efforts should continue to benefit our profitability in the long run.”

Revenue Breakdown

	Three Months Ended June 30			Six Months Ended June 30
In RMB’000, except percentages	2023	2022	YoY	2023	2022	YoY
Technology Solution Segment[3]
Implementation	233,089	170,933	36.4%	443,023	342,611	29.3%
Transaction-based and support revenue
Business origination services	32,081	104,701	-69.4%	81,127	219,494	-63.0%
Risk management services	72,574	91,546	-20.7%	150,317	198,497	-24.3%
Operation support services	249,040	316,897	-21.4%	471,585	572,105	-17.6%
Cloud services platform	322,373	369,373	-12.7%	614,620	665,207	-7.6%
Post-implementation support services	13,308	15,367	-13.4%	25,649	26,794	-4.3%
Others	16,694	40,441	-58.7%	46,664	82,295	-43.3%
Sub-total for transaction-based and support revenue	706,070	938,325	-24.8%	1,389,962	1,764,392	-21.2%
Sub-total	939,159	1,109,258	-15.3%	1,832,985	2,107,003	-13.0%
Virtual Bank Business
Interest and commission	34,241	24,507	39.7%	66,361	45,700	45.2%
Total	973,400	1,133,765	-14.1%	1,899,346	2,152,703	-11.8%

3 Intersegment eliminations and adjustments are included under technology solution segment.

Revenue in the second quarter of 2023 decreased by 14.1% to RMB973 million from RMB1,134 million for the same period in the prior year, primarily due to a decline in transaction-based and support revenue. Implementation revenue increased by 36.4% on a year-over-year basis to RMB233 million, mainly contributed by projects from new customers as well as consistent delivery efforts on existing contracts, especially expanding customer demand for digitalized management in the second quarter. Revenue from business origination services decreased by 69.4% on a year-over-year basis to RMB32 million, primarily due to declined transaction volumes. Revenue from risk management services decreased by 20.7% on a year-over-year basis to RMB73 million, mainly due to reduced transaction volume in banking related risk analytics solutions because of slower-than-expected recovery of banking activities. Revenue from operation support services decreased by 21.4% on a year-over-year basis to RMB249 million, which was primarily caused by reduced demand for banking customer services operation products and auto ecosystem services in the second quarter. Revenue from cloud services platform was RMB322 million, decreased by 12.7% on a year-over-year basis, mainly due to reduced transaction volume. Our Overseas business continued its strong growth momentum in the second quarter 2023. Revenue from Ping An OneConnect Bank, our Virtual Banking business in Hong Kong, increased by 39.7% to RMB34 million as compared to the second quarter last year.

	Three Months Ended June 30			Six Months Ended June 30
In RMB’000, except percentages	2023	2022	YoY	2023	2022	YoY
Digital Banking segment	235,332	355,927	-33.9%	494,069	743,010	-33.5%
Digital Insurance segment	190,587	203,696	-6.4%	367,244	387,759	-5.3%
Gamma Platform segment	513,240	549,635	-6.6%	971,671	976,234	-0.5%
Virtual Bank Business segment	34,242	24,508	39.7%	66,361	45,700	45.2%
Total	973,400	1,133,765	-14.1%	1,899,346	2,152,703	-11.8%

Revenue from Gamma Platform segment, decreased by 6.6% to RMB513 million on year-over-year basis, contributing 52.7% of the total revenue, mainly caused by reduced transaction volume of our cloud service platform. Revenue from Digital Banking segment decreased by 33.9% to RMB235 million in the second quarter of 2023 from RMB356 million for the same period last year, mainly caused by reduction in transaction volume of our business origination services and risk management services. This revenue decline reflects our initiative to phase out low value products and the unfavorable macro circumstances. Revenue from Digital Insurance segment decreased by 6.4% to RMB191 million in the second quarter of 2023 from RMB204 million for the same period in the prior year, primarily due to reduced demand in auto ecosystem services. In addition, revenue from Virtual Banking Business segment increased by 39.7% to RMB34 million from RMB25 million for the same period last year.

Second Quarter 2023 Financial Results

Revenue

Revenue in the second quarter of 2023 decreased by 14.1% to RMB973 million from RMB1,134 million for the same period in the prior year, primarily driven by the decline in transaction-based and support revenue due to reduced transaction volume and customer demand.

Cost of Revenue

Cost of revenue in the second quarter of 2023 decreased by 14.2% to RMB621 million from RMB724 million for the same period in the prior year, primarily due to decreased revenue and associated technology service fees and business origination fees.

Gross Profit

Gross profit in the second quarter of 2023 decreased to RMB353 million from RMB410 million for the same period in the prior year. Gross margin remained stable at 36.2% in the second quarter of 2023 and the same period in the prior year. Non-IFRS gross margin decreased to 39.3% from 40.0% for the same period in the prior year due to less amortization of intangible asset recognized. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the second quarter of 2023 decreased to RMB440 million, compared with RMB678 million for the same period in the prior year, primarily driven by decreased labor cost in employee benefits expenses and labor outsourcing to further improve profitability. As a percentage of revenue, total operating expenses decreased by 14.5 percentage points to 45.3% from 59.8%.

•	Research and Development expenses for the second quarter of 2023 decreased to RMB240 million from RMB378 million, mainly due to our initiative to invest in research and development at a reasonable pace and selectively invest in profitable projects. As a percentage of revenue, research and development expenses decreased to 24.7%, compared with 33.3% in the prior year.

•	Sales and Marketing expenses for the second quarter of 2023 decreased to RMB65 million, compared with RMB109 million in the prior year, mainly due to a decrease in marketing and advertising expense and a decrease in labor cost in employee benefits expenses. As a percentage of revenue, sales and marketing expenses decreased to 6.7% from 9.7%.

•	General and Administrative expenses for the second quarter of 2023 decreased to RMB135 million from RMB191 million in the prior year, primarily due to stringent cost control measures and our continued transformation efforts. As a percentage of revenue, general and administrative expenses decreased to 13.9% from 16.8%.

Loss from operations for the second quarter of 2023 narrowed notably to RMB79 million, compared with RMB278 million for the same period in the prior year. Operating margin improved to 8.1% from 24.5% in the prior year.

Net Loss Attributable to Shareholders

Net loss attributable to OneConnect’s shareholders totaled RMB82 million for the second quarter of 2023, versus RMB245 million for the same period in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted ADS decreased to RMB-2.25, versus RMB-6.70 for the same period in the prior year. Weighted average number of ADSs for the second quarter was 36,319,638.

Cash Flow

For the second quarter of 2023, net cash used in operating activities was RMB20 million. Net cash used in investing activities was RMB109 million. Net cash used in financing activities was RMB45 million.

Conference Call Information

Date/Time	Wednesday, August 16, 2023 at 8:00 a.m., U.S. Eastern Time Wednesday, August 16, 2023 at 8:00 p.m., Beijing Time
Online registration	https://www.netroadshow.com/events/login?show=d269d5c7&confId=53982

The financial results and an archived transcript will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, lagging effect of businesses’ recovery and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial measures to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliation of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Frank Fu

pub_jryztppxcb@pingan.com.cn

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
	RMB'000	RMB'000	RMB'000	RMB'000
Revenue	973,400	1,133,765	1,899,346	2,152,703
- Technology Solution	939,159	1,109,258	1,832,985	2,107,003
- Virtual Bank Business	34,241	24,507	66,361	45,700
Cost of revenue	(620,576)	(723,513)	(1,203,113)	(1,393,420)
Gross profit	352,824	410,252	696,233	759,283

Research and development expenses	(240,348)	(377,500)	(528,039)	(740,513)
Selling and marketing expenses	(65,220)	(109,435)	(129,252)	(218,342)
General and administrative expenses	(134,916)	(190,620)	(242,118)	(401,921)
Net impairment losses on financial and contract assets	(11,437)	2,289	(38,643)	(14,925)
Other income, gains or loss-net	20,569	(12,604)	48,880	(16,095)
Operating loss	(78,528)	(277,618)	(192,939)	(632,513)

Finance income	5,726	2,790	11,516	5,236
Finance costs	(5,432)	(7,537)	(11,698)	(19,661)
Finance costs – net	294	(4,747)	(182)	(14,425)
Share of gains of associate and joint venture - net	-	8,765	7,157	20,302
Impairment charges on associates	-	-	(7,157)	-
Loss before income tax	(78,234)	(273,600)	(193,121)	(626,636)

Income tax (expense)/benefit	(7,274)	15,716	(5,402)	36,444

Loss for the period	(85,508)	(257,884)	(198,523)	(590,192)

Loss attributable to:
- Owners of the Company	(81,592)	(244,789)	(190,465)	(562,374)
- Non-controlling interests	(3,916)	(13,095)	(8,058)	(27,818)

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	32,224	256,914	17,370	233,721
- Changes in the fair value of debt instruments at fair value through other comprehensive income	4,781	(8,810)	1,057	3,713
Item that will not be reclassified subsequently to profit or loss
- Foreign currency translation differences	74,846		44,191
Total comprehensive income/(loss) for the period	26,343	(9,780)	(135,905)	(352,758)

Total comprehensive income/(loss) attributable to:
- Owners of the Company	30,259	3,315	(127,847)	(324,940)
- Non-controlling interests	(3,916)	(13,095)	(8,058)	(27,818)

Loss per ADS attributable to owners of the Company
(expressed in RMB per share)
- Basic and diluted	(2.25)	(6.70)	(5.24)	(15.29)

ONECONNECT

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30	December 31
	2023	2022
	RMB'000	RMB'000
ASSETS
Non-current assets
Property and equipment	116,782	151,401
Intangible assets	526,225	570,436
Deferred tax assets	768,277	765,959
Investments accounted for using the equity method	-	199,200
Financial assets measured at fair value through other comprehensive income	816,573	821,110
Total non-current assets	2,227,857	2,508,106

Current assets
Trade receivables	1,190,632	940,989
Contract assets	100,890	122,628
Prepayments and other receivables	1,097,715	1,078,604
Financial assets measured at amortized cost from virtual bank	2,377	44
Financial assets measured at fair value through other comprehensive income	1,310,160	1,233,431
Financial assets at fair value through profit or loss	771,828	690,627
Derivative financial assets	59,631	56,363
Restricted cash and time deposits over three months	202,136	343,814
Cash and cash equivalents	1,519,513	1,907,776
Total current assets	6,254,882	6,374,276
Total assets	8,482,739	8,882,382

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share incentive scheme	(149,544)	(149,544)
Other reserves	11,017,947	10,953,072
Accumulated losses	(7,701,364)	(7,510,899)
Equity attributable to equity owners of the Company	3,167,117	3,292,707

Non-controlling interests	(18,276)	(14,652)

Total equity	3,148,841	3,278,055

LIABILITIES
Non-current liabilities
Trade and other payables	123,916	132,833
Contract liabilities	18,546	19,977
Deferred tax liabilities	3,637	5,196
Total non-current liabilities	146,099	158,006

Current liabilities
Trade and other payables	2,409,360	2,531,273
Payroll and welfare payables	317,590	431,258
Contract liabilities	139,701	166,650
Short-term borrowings	256,418	289,062
Customer deposits	1,972,532	1,929,183
Other financial liabilities from virtual bank	92,198	89,327
Derivative financial liabilities	-	9,568
Total current liabilities	5,187,799	5,446,321
Total liabilities	5,333,898	5,604,327

Total equity and liabilities	8,482,739	8,882,382

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
	RMB'000	RMB'000	RMB'000	RMB'000
Net cash (used in) / generated from operating activities	(19,650)	325,638	(632,914)	(793,056)
Net cash (used in) / generated from investing activities	(108,947)	(42,373)	298,119	1,507,894
Net cash (used in) financing activities	(44,480)	(135,237)	(88,901)	(692,275)
Net (decrease) / increase in cash and cash equivalents	(173,077)	148,028	(423,696)	22,563
Cash and cash equivalents at the beginning of the period	1,646,431	1,270,695	1,907,776	1,399,370
Effects of exchange rate changes on cash and cash equivalents	46,159	26,335	35,433	23,125
Cash and cash equivalents at the end of period	1,519,513	1,445,058	1,519,513	1,445,058

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
	RMB'000	RMB'000	RMB'000	RMB'000
Gross profit	352,824	410,252	696,233	759,283
Gross margin	36.2%	36.2%	36.7%	35.3%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	26,623	41,431	55,165	85,867
Depreciation of property and equipment recognized in cost of revenue	2,011	748	3,365	1,560
Share-based compensation expenses recognized in cost of revenue	900	542	1,336	1,422
Non-IFRS Gross profit	382,358	452,973	756,099	848,132
Non-IFRS Gross margin	39.3%	40.0%	39.8%	39.4%

Source: OneConnect Financial Technology Co., Ltd.